EXHIBIT 15.1

Valuation and Qualifying Accounts

VALUATION AND QUALIFYING ACCOUNTS	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
Deferred tax valuation allowance

December 31, 2004	6,290	—	262	6,028

December 31, 2003	25,038	—	18,748	6,290

December 31, 2002	43,070	12,258	30,290	25,038